SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

For Immediate Release

Nexus Telocation Systems Ltd. Announces its Financial Results for the
First Six Months of 2003
Expects to Secure up to $1.4 Million in Equity Financing

Givatayim, Israel, September 2, 2003. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Stolen Vehicle Retrieval services, announced today its consolidated financial results for the first six months of 2003.

Nexus’ net income in the first six months of 2003 was $7.7 million or $0.10 per share as compared to a net loss of $3.9 million or $0.35 per share for the same period in 2002. Nexus’ net loss from continuing activities in the first six months of 2003 reduced to $791,000 or $0.01 per share as compared to a net loss from continuing activities of $1.6 million or $0.14 per share for the same period in 2002.

Nexus’ results in the first six months of 2003 were mainly affected by a one-time, non-cash capital gain resulting from the sale in February 2003 of NexusData Inc., through which Nexus was formerly engaged in the automated meter reading industry, as well as from overall slow-down and political uncertainties in Venezuela. However, Nexus’ operations in Argentina significantly improved in the first six months of 2003 as compared to the same period in 2002.

During the reported period, Nexus significantly improved its shareholders’ equity as a result of the net income of $7.7 million and the last fund raising of $3.2 million from a group of investors led by DBSI Investments Ltd., Nexus’ controlling shareholder, and from the conversion of a convertible debenture by AMS Electronics Ltd. Subsequent to the reported period, Nexus is currently completing the raising of up to $1.4 million from the sale of shares and warrants to DBSI Investments Ltd., certain other minority shareholders, and new investors, under the same terms and conditions set forth in the investment agreement between Nexus, DBSI and other investors dated March 13, 2003. This transaction received all of the requisite corporate approvals for the execution of this investment.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2003	2002	2002
	Unaudited		Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$445	$155	$71
Short-term bank deposits	30	40	64
Trade receivables (net of allowance for doubtful accounts)	1,608	2,686	1,134
Other accounts receivable and prepaid expenses	485	729	661
Inventories	839	1,385	1,264

Total current assets	3,407	4,995	3,194

LONG-TERM INVESTMENTS:
Severance pay fund	524	487	510
Investment in affiliate	2,018	2,014	2,007

	2,542	2,501	2,517

PROPERTY AND EQUIPMENT, NET	1,899	791	1,535

INTANGIBLE ASSETS, NET	187	253	210

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	2,627	2,642

Total assets	$8,035	$11,167	$10,098

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$1,151	$3,482	$848
Trade payables	1,030	1,482	1,913
Other accounts payable and accrued expenses	1,750	1,547	1,887

Total current liabilities	3,931	6,511	4,648

LONG-TERM LIABILITIES:
Long-term loan	3,000	-	3,000
Accrued severance pay	720	833	845
Convertible debentures	-	1,010	1,020

	3,720	1,843	4,865

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	9,748	11,166

SHAREHOLDERS' EQUITY (DEFICIENCY):	384	(6,935)	(10,581)

Total liabilities and shareholders' equity (deficiency)	$8,035	$11,167	$10,098

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S.     dollars in thousands (except share and per share data)

	Six months ended June 30,		Year ended December 31,
	2003	2002	2002
	Unaudited		Audited

Revenues:
Sales	$1,357	$4,213	$5,196
Services	1,263	224	1,165

Total revenues	2,620	4,437	6,361

Cost of revenues:
Sales	880	2,304	3,528
Services	869	322	948

Total cost of revenues	1,749	2,626	4,476

Gross profit	871	1,811	1,885

Operating expenses:
Research and development, net	343	650	1,377
Sales and marketing	358	679	1,107
General and administrative	656	1,311	2,284

Total operating expenses	1,357	2,640	4,768

Operating loss	(486)	(829)	(2,883)
Financial income (expenses), net	(305)	(50)	(266)
Other expenses	-	(680)	(440)

Loss from continuing activities	(791)	(1,559)	(3,589)
Income (loss) from discontinued operations, net	8,524	(2,384)	(4,000)

Net income (loss)	$7,733	$(3,943)	$(7,589)

Basic and diluted loss per share from continuing operations
U.S. $)	$(0.01)	$(0.14)	$(0.32)
Basic and diluted loss per share from discontinued operation
(in U.S. $)	0.11	(0.21)	(0.35)

Total basic and diluted income (loss) per share (in U.S. $)	$0.10	$(0.35)	$(0.67)

Weighted average number of shares outstanding (in thousands)	74,928	11,289	11,289

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: 2 September, 2003